Exhibit 99.2

RETALIX LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND
PROXY STATEMENT

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Retalix Ltd. (the “Company”) will be held on July 26, 2012 at 10:00 a.m. (Israel time), at the offices of the Company, located at 10 Zarhin Street, Ra’anana, Israel, for the following purposes:

1.
To re-elect each of the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Avinoam Naor, Gillon Beck, Ishay Davidi, Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Itschak Shrem.

2.	To elect Mr. Isaac Angel as an external director of the Company for a three-year term.

3.	To approve the continuation of the Management Services Agreement by and between the Company and the Alpha Group for up to three additional years.

4.	To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors until the next annual general meeting of shareholders.

5.	To discuss the financial statements of the Company for the year ended December 31, 2011.

Shareholders of record at the close of business on June 26, 2012, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return such document promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder’s shares are held via the Company’s Israeli registrar or in the DTC account of the Tel Aviv Stock Exchange Clearinghouse for trading on the Tel Aviv Stock Exchange, such shareholder should deliver or mail (via registered mail) his, her or its completed proxy to the offices of the Company at 10 Zarhin Street, Ra’anana, Israel, Attention: Vered Ben Jacob, General Counsel, together with a proof of ownership (ishur baalut), as of the record date, issued by his, her or its broker.  Proxies must be received by the Company at least 48 hours prior to the time fixed for the Meeting, unless otherwise decided by our Board of Directors.  Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors, Sarit Sagiv Executive Vice President and Chief Financial Officer

Dated: June 21, 2012

ii

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PROXY STATEMENT
____________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 26, 2012

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value (the “Ordinary Shares”), of Retalix Ltd. (“Retalix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders and Proxy Statement.  The Meeting will be held on July 26, 2012 at 10:00 a.m. (Israel time), at the offices of the Company, located at 10 Zarhin Street, Ra’anana, Israel.

The agenda of the Annual General Meeting is as follows:

1.
To re-elect each of the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Avinoam Naor, Gillon Beck, Ishay Davidi, Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Itschak Shrem.

2.	To elect Mr. Isaac Angel as an external director of the Company for a three-year term.

3.	To approve the continuation of the Management Services Agreement by and between the Company and the Alpha Group for up to three additional years.

4.	To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors until the next annual general meeting of shareholders.

5.	To discuss the financial statements of the Company for the year ended December 31, 2011.

The Company currently is not aware of any other matters which will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy is also enclosed. Proxies must be received by the Company at least 48 hours prior to the time fixed for the Meeting, unless otherwise decided by our Board of Directors.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received, will be voted in favor of all the matters to be presented to the Meeting, as described above.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters.  This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to the non-routine matters on the agenda of the Meeting, including the election of directors, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being made available by the Board of Directors of the Company.  Only Shareholders of record at the close of business on June 26, 2012 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear, on June 26, 2012, in the records of the Company, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

The Company had outstanding on June 1, 2012, 24,606,358 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person, or by proxy entitled to vote, will constitute a quorum at the Meeting. If a quorum is not present by 10:30 a.m. on the date of the Meeting, the Meeting will stand adjourned to August 2, 2012, at the same time and place.

BENEFICIAL OWNERSHIP OF SECURITIES BY
CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of June 1, 2012, the number of ordinary shares owned beneficially by all shareholders known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares. As of June 1, 2012, 24,606,358 of our Ordinary Shares were outstanding.

Name	Number of ordinary shares held	Percentage of outstanding ordinary shares (1)(2)

Alpha Group (3)(4)	10,525,491	40.7%
Ronex Holdings, Limited Partnership (4)(5)	10,525,491	40.7%
Flatbush Watermill, LLC (6)	3,593,380	14.6%
Migdal Insurance & Financial Holdings Ltd. (7)	1,972,040	8.0%
Clal Insurance Enterprises Holdings Ltd. and affiliates (8)	1,470,652	6.0%
Menora Mivtachim Holdings Ltd. (9)	1,433,655	5.8%
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(1)	Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.

(2)
Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options or warrants exercisable on June 1, 2012, or within 60 days thereafter. Pursuant to the rules of the Securities and Exchange Commission ("SEC"), shares deemed beneficially owned by virtue of an individual’s right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(3)
Represents 4,803,900 ordinary shares and 1,250,000 ordinary shares issuable upon the exercise of warrants held by the members of the Alpha Group and 4,471,591 ordinary shares held by Ronex.  The Alpha Group is comprised of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal.  See Item 6.E of our annual report on Form 20-F for the year ended December 31, 2011 for a breakdown of the holdings of the members of the Alpha Group, except for Mario Segal, who directly holds (individually and via a wholly-owned company) 1,050,184 ordinary shares and 250,000 warrants. Pursuant to oral understandings reached internally among the members of the Alpha Group, all agreements relating to the ordinary shares beneficially owned by any member of the Alpha Group shall be determined by a majority of the five individual members of the Alpha Group.  The Alpha Group may be deemed to share beneficial ownership of the 4,471,591 ordinary shares held by Ronex (see footnotes 4 and 5 below) (with respect to which the Alpha Group may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement with Ronex described in footnote 4 below).  Each member of the Alpha Group has disclaimed beneficial ownership of the ordinary shares of Ronex and each other member of the Alpha Group. The foregoing information is based on a statements of beneficial ownership on Schedule 13D filed by the Alpha Group with the SEC, as last amended on November 23, 2009.

(4)
Pursuant to the Shareholders Agreement, the parties agreed, among other things, to vote all ordinary shares held by them for the election to our board of directors of six directors designated by the Alpha Group and five directors designated by Ronex, including two external directors. The Alpha Group and Ronex each have a right of first offer and a tag along right with respect to any contemplated sale or transfer of ordinary shares representing 5% or more of our outstanding share capital, subject to certain exceptions and permitted transfers. In the event that such sale or transfer will result in either party holding less than 9% of our issued and outstanding share capital, such party must notify the other party of its intentions prior to the consummation of such transaction and if the other party proposes to cause us to adopt takeover defense measures, it will vote in favor, and take all necessary action for implementation, of such proposal prior to the consummation of such transaction. The tag along rights may not be exercised until November 19, 2012 if as a result of the exercise thereof (i) the proposed purchaser will hold 25% or more of our then issued and outstanding share capital and (ii) the Alpha Group and Ronex will jointly hold less than 25% of our then issued and outstanding share capital, in which case the number of ordinary shares sold will be proportionately reduced. The Alpha Group and Ronex undertook to meet regularly and attempt to reach a unified position with respect to principal issues on the agenda of any meeting of our shareholders. The Shareholders Agreement terminates on the earliest to occur of November 19, 2014 and the first date on which either party holds less than 1,100,000 ordinary shares (subject to adjustments).

(5)
Represents 4,471,591 ordinary shares held by Ronex and 4,803,900 ordinary shares and the warrants to purchase up to an additional 1,250,000 ordinary shares held by the members of the Alpha Group (see footnotes 3 and 4 above) (with respect to which Ronex may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement). Ronex and its affiliates have disclaimed beneficial ownership of ordinary shares and warrants held by the Alpha Group.  The information with respect to the holdings of Ronex Holdings, Limited Partnership, or Ronex is based on the beneficial ownership statements on Schedule 13D filed with the SEC by Ronex, and various affiliated FIMI private equity funds, as last amended on November 24, 2009.  Based on the information provided in such statements, the members of the group, which share voting and dispositive power with respect to these shares, are: Ronex, Ronex Holdings Ltd., FIMI Opportunity 2005 Ltd., FIMI IV 2007 Ltd., FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity IV, Limited Partnership, and FIMI Opportunity IV, L.P., Ishay Davidi Management Ltd., Ishay Davidi Holdings Ltd. and Mr. Ishay Davidi, who controls the foregoing entities.

(6)
Flatbush Watermill, a limited liability company organized under the laws of the State of Delaware, is the general partner of FW2, LP and FW3, LP.  Flatbush Watermill Management, a limited liability company organized under the laws of the State of Delaware, is the investment manager of FW2 and FW3. Joshua Schwartz is a citizen of the United States whose principal occupation is serving as the Managing Member of each of Flatbush Watermill and Flatbush Watermill Management. Flatbush Watermill Management has the power to dispose and vote the securities held by each of FW2 and FW3. Accordingly, each of Flatbush Watermill, Flatbush Watermill Management and Mr. Schwartz may be deemed to beneficially own the shares owned by each of FW2 and FW3. Each of such entities disclaims beneficial ownership of the securities held by the others except to the extent of such entity's pecuniary interest therein, if any. Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW2 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 350,000 ordinary shares owned by FW2. Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW3 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 3,243,380 ordinary shares owned by FW3.  The foregoing information is based solely on the Schedule 13D filed with the SEC by Flatbush Watermills LLC and various affiliated parties, as last amended on January 20, 2012.

(7)
Consists of ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Financial Holdings Ltd., or Migdal, according to the following allocation: 1,155,433 ordinary shares are held by profit participating life assurance accounts; 810,959 ordinary shares are held by provident funds and companies that manage provident funds; and 5,648 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, Migdal does not admit that it is the beneficial owner of any such shares.  Migdal is an Israeli public company.  The foregoing information is based on a Schedule 13G filed with the SEC by Migdal on February 14, 2012 and information provided by Migdal on June 5, 2012.

(8)
Consists of (i) 1,110,733 ordinary shares held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked notes and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., or Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 347,537 ordinary shares beneficially held for Clal’s own account. Consequently, Clal does not admit that it beneficially owns more than the 347,537 ordinary shares beneficially held for its own account and none of its affiliates admits that it is the beneficial owner of any of the foregoing shares, and (iii) 12,382 ordinary shares which are reported as beneficially owned by Clal but are not held for Clal’s own account.  Clal, an Israeli public company, is a majority owned subsidiary of IDB Development Corporation Ltd., which in turn is a wholly owned subsidiary of IDB Holding Corporation Ltd., an Israeli public company.  These companies may be deemed to be controlled by Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat.  The foregoing information is based solely on a Schedule 13G/A filed with the SEC by Clal and affiliates thereof, on February 14, 2012.

(9)
Mivtachim Pensions Ltd., Menora Gemel Ltd. and Menora Mivtachim Mutual Funds, or the Menorah Parties, are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies which are managed by the Menorah Parties, all of which are wholly-owned subsidiaries of Menora Holdings. Each of the Menorah Parties operates under independent management and makes independent voting and investment decisions. Consequently, the Menorah Parties do not admit that any of them is the beneficial owner of any ordinary shares. Menora Holdings is an Israeli public company. Approximately 61.9% of Menora Holdings’ outstanding shares are held directly and indirectly by Menacem Gurevitch and the remaining of the outstanding shares are held by the public. Menora Holdings and Menora Insurance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Insurance. Menora Holdings, Menora Insurance and Mivtachim Pensions have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Mivtachim Pensions. Menora Holdings and Menora Finance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Finance. Menora Holdings, Menora Finance and Menora Gemel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Gemel. Menora Holdings, Menora Finance and Menora Mutual Funds have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the ordinary shares held of record by Menora Mutual Funds.  The foregoing information is based on a Schedule 13D/A filed with the SEC by the Menorah Parties on June 29, 2010 and information provided by the Menora Parties on June 6, 2012.

PROPOSAL 1 – RE-ELECTION OF DIRECTORS

Our directors, other than external directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to re-elect each of Avinoam Naor, Gillon Beck, Ishay Davidi, Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Itschak Shrem to our Board of Directors.  Each nominee has been recommended by our Audit Committee acting in the capacity as our Nominating Committee.  Except for Messrs. Naor and Gelman, all of the nominees qualify as “independent directors” under the Nasdaq rules.

The Company’s “external directors” (as defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”)), Mr. Gur Shomron and Ms. Yael Andorn, were elected in July 2009 and August 2011 respectively. Ms. Andorn continues to serve her three-year term. Mr. Shomron is ending his three-year term and will not stand for re-election as an external director. At the Meeting, the shareholders will be requested to elect Mr. Isaac Angel as a new external director of the Company, pursuant to Proposal No. 2 below.

At the Company's 2009 Annual General Meeting, our shareholders approved the payment of director fees (other than external directors) in the amount of up to $50,000 per year, subject to approval of our Audit Committee and Board of Directors.  In December 2010, our Audit Committee and Board of Directors set the fee at $25,000 per year.  Messrs. Naor, Dotan, Gelman and Lemelbaum do not receive such director fees because they receive management fees pursuant to a management agreement between the Company and the Alpha Group. At the Meeting, the shareholders will be requested to approve the continuation of such management agreement for up to three additional years from November 19, 2012, pursuant to Proposal No. 3 below.

A brief biography of each nominee is set forth below:

Avinoam Naor has served as a director since November 2009 and as our Chairman of the Board since March 2011. Mr. Naor was a member of the team that founded Amdocs Limited in 1982. At Amdocs Limited, Mr. Naor held the position of Senior Vice President until 1995, when he was appointed President and CEO and held those positions until July 2002. In 1998, he led the initial public offering of Amdocs and listing on the New York Stock Exchange and subsequently headed major acquisitions and secondary offerings. Mr. Naor currently serves as a director of a number of private companies and philanthropic bodies.  Mr. Naor is closely involved in several community projects, particularly the battle against road accidents and supporting children and youth at risk. Mr. Naor is founder and current chairman of the Or Yarok Association, an association established in 1997 that leads the public agenda in Israel in all that concerns road safety. In 2002 Mr. Naor established the Oran Foundation for Supporting Youth at Risk. Mr. Naor and a group of private foundations and philanthropic individuals in Israel and abroad established the Shahaf Foundation, which is a Social Investment Fund supporting existing Shahaf communities (social action groups formed in the geo- social periphery) as well as helping the establishment of new Shahaf communities. Since 2008, he has served as a member of the board of directors of the Israel Democracy Institute. Since 2004, Mr. Naor has also served as a member of the board of governors of the Jewish Agency for Israel.  Mr. Naor holds a B.Sc. in Computer Sciences from the Technion–Israel Institute of Technology.

Gillon Beck has served as a director since March 2008. Mr. Beck has been a Senior Partner and director at FIMI Opportunity Funds since 2003. He also serves as a Chairman of Inrom Industries Ltd. and Givon H.R. Ltd., and as a director in Nirlat Paints Ltd.  Previously he was a director at TAT Technologies Ltd. (traded on Nasdaq), Metro Motor Marketing Ltd., Orian S.M. Ltd. (traded on the TASE), Bagir Group Ltd., and Merhave-Ceramic and Building Materials Center Ltd. (traded on the TASE), MDT Micro Diamond Technologies Ltd. and TANA Industries and Chairman of Medtechnica Ltd. (traded on the TASE) and other portfolio companies of the FIMI Private Equity Funds. Mr. Beck holds a B.Sc. in Industrial Engineering from the Technion, Israel Institute of Technology, and an MBA in Finance from Bar Ilan University, Israel.

Ishay Davidi has served as a director since March 2008 and served as our Chairman of the Board from August 2008 until January 2010. Mr. Davidi is the Founder and Chief Executive Officer of each of FIMI IV 2007 Ltd., FIMI Opportunity 2005 Ltd., FIMI 2001 Ltd. and First Israel Mezzanine Investors Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Scope Metals Group Ltd. (traded on the TASE), Inrom Industries Ltd., and Orian S.M. Ltd. (traded on the TASE) Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University, Israel, and an M.B.A. from Bar Ilan University, Israel.

Boaz Dotan has served as a director since November 2009. Mr. Dotan was a member of the team that founded Amdocs Limited in 1982. At Amdocs he held the position of President and Chief Executive Officer until 1995, at which time he was appointed Chairman of the Board of Directors, and served in that capacity until September 1997. Mr. Dotan has been involved in software systems for over 30 years. Prior to joining Amdocs he worked for Bezeq, the Israel Telecommunication Corp. Ltd., as Manager of the Information Systems Division. Mr. Dotan holds a B.Sc. in Mathematics and Statistics from Tel Aviv University, Israel.

Eli Gelman has served as a director since November 2009 and served as our Chairman of the Board from January 2010 through February 2011.  Mr. Gelman has served as Chief Executive Officer of Amdocs, since November 12, 2010 and as a director of Amdocs since 2002.  He served as Executive Vice President of Amdocs from 2002 until 2007 and as Amdocs’ Chief Operating Officer from October 2006 until April 2008. Prior to October 2002, he was a Senior Vice President of Amdocs, heading U.S. sales and marketing operations and helped spearhead Amdocs’ entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for Amdocs’ major European and North American installations, and has led several major software development projects. Mr. Gelman has more than 28 years of experience in the software industry, including more than 20 years with Amdocs. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks. Mr. Gelman holds a B.Sc. in Electronic Engineering with specialization in Communication and Computers from the Technion-Israel Institute of Technology.

David Kostman has served as a director since November 2009. Mr. Kostman serves as a director of NICE-Systems Ltd. (since July 2008, as well as from 2001 until 2007), as Chairman and Chief Executive Officer of Nanoosh LLC, a restaurant operating company, and as a director of The Selling Source, LLC. From 2006 until 2008, Mr. Kostman served as a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman served as Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of Delta Galil Industries Ltd., a Nasdaq-listed apparel manufacturer, and from 2000 until 2002, he served as President of the International Division and Chief Operating Officer of VerticalNet, Inc., a Nasdaq-listed internet and software company. From 1994 until 2000, Mr. Kostman worked in the investment banking division of Lehman Brothers, and from 1992 to 1994, he worked in the investment banking division of NM Rothschild & Sons. Mr. Kostman holds an LL.B. from Tel Aviv University, Israel, and an M.B.A. from INSEAD.

Nehemia Lemelbaum has served as a director since November 2009. Mr. Lemelbaum has been a director of Amdocs since December 2001 and CEO of EHYN Holdings Ltd., a family office company.  From 1985 until January 2005, he was a Senior Vice President of Amdocs Management Limited. Mr. Lemelbaum joined Amdocs in 1985, with initial responsibility for U.S. operations. Mr. Lemelbaum led Amdocs’ development of graphic products for the yellow pages industry and later led Amdocs’ development of customer care and billing systems, as well as Amdocs’ penetration into that market. Prior to joining Amdocs, he served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (the organization that predated Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing. Mr. Lemelbaum currently invests in various Israeli and international companies and is the co-founder and benefactor of the Ella Institute for the treatment of melanoma in the Sheba Hospital in Israel. Mr. Lemelbaum holds a B.Sc. in Mathematics from the Hebrew University of Jerusalem, Israel.

Robert A. Minicucci has served as a director since November 2009.  Mr. Minicucci has been Chairman of the Board of Directors of Amdocs since October 2011 and a director since September 1997.  He also serves as the Chairman of the Board of Alliance Data Systems. Since 1993, Mr. Minicucci serves as a General Partner of Welsh, Carson, Anderson & Stowe, a New York-based private equity firm. From 1991 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of the First Data Corporation. From 1990 to 1991, he served as Treasurer and Senior Vice President of The American Express Company. From 1979 to 1990, Mr. Minicucci worked at Lehman Brothers as an associate in the Investment Banking Department working in Corporate Finance and Mergers and Acquisitions, and in 1988 he became a Managing Director and had clients that included American Express, Automatic Data Processing, First Data Corporation and Polaroid. Mr. Minicucci holds a B.A. from Amherst College and an M.B.A. from Harvard Business School, in Boston, Massachusetts.

Itschak Shrem has served as a director since January 2008. Mr. Shrem is the founder of S.R. Accord (formerly Shrem Fudim Group), a banking house publicly traded on the TASE, where he serves as of January 2012 as Chairman and where he has served as a managing director since June 2010. Since October 2010, Mr. Shrem has served as a director of Eden Spring Ltd. Previously, he also served as the Chairman of Leader Holdings and Investments Ltd., Polar Communications Ltd. and various affiliated companies. In 1993, Mr. Shrem founded Polaris (now Pitango) venture capital fund. Prior to that, Mr. Shrem spent 15 years at Clal Industries and Investments Ltd. in various capacities, including Chief Operating Officer responsible for the group’s capital markets and insurance businesses. Mr. Shrem holds a B.A. in Economics from Bar-Ilan University, Israel, and an M.B.A. from Tel-Aviv University, Israel.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that, Avinoam Naor be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Gillon Beck be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Ishay Davidi be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Boaz Dotan be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Eli Gelman be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, David Kostman be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Nehemia Lemelbaum be and hereby is re-elected to the Board of Directors, effective immediately;

RESOLVED, that, Robert A. Minicucci be and hereby is re-elected to the Board of Directors, effective immediately; and

RESOLVED, that, Itschak Shrem be and hereby is re-elected to the Board of Directors, effective immediately.”

Vote Required

Approval of these matters will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on the matter.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.

PROPOSAL 2 – ELECTION OF MR. ISAAC ANGEL AS AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to have at least two external directors (“external directors”).  The Companies Law provides that a person may not be appointed as an external director if such person or such person’s relative or affiliate has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, a controlling shareholder thereof or their respective affiliates.  In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with his or her role as an external director.  Pursuant to the Companies Law, if at the time of election of an external director, all the directors are of the same gender, the external director must be of the other gender.

The external directors are required to be elected by the shareholders. The term of service of an external director is three years and may be extended for up to two additional three year terms. Thereafter, an external director may be reelected by our shareholders for additional periods of up to three years each only if our Audit Committee and our Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company.

All of the external directors of a company must be members of its audit committee, and each other committee of a company’s board of directors that is authorized to carry out one or more powers of the board of directors must include at least one external director.

Ms. Yael Andorn was elected as an external director in August 2011 and continues to serve a three-year term. The Company’s other external director, Mr. Gur Shomron, will complete his three-year term in July 2012 and will not stand for re-election.

Mr. Angel will be compensated similarly to our other external director, in the amount of NIS 66,676 (currently equivalent to $17,096) per year and NIS 2,483 (currently equivalent to $637) per meeting, subject to increase in accordance with the Israeli consumer price index, in accordance with the applicable regulations under the Companies Law.

Our Audit Committee (acting in the capacity of our Nominating Committee) and our Board of Directors have recommended the election of Mr. Angel as an external director for a term of three years. The Company has received a declaration from Mr. Angel that he fulfills all the qualifications of an external director under the Companies Law and all the qualifications of an independent director and member of an audit committee under the NASDAQ Listing Rules. Our Audit Committee and Board of Directors believe that Mr. Angel's service as an external director is in the best interest of the Company.

A brief biography of Mr. Isaac Angel is set forth below:

Isaac Angel served as Executive Vice President, Global Operations of VeriFone Holdings Inc. from November 2006 to January 2008 and as an advisor of VeriFone Holdings Inc. until November 2008. From February 1999 to October 2006, Mr. Angel served as Chief Executive Officer and President of Lipman Electronic Engineering Ltd., until it was acquired by Verifone. From 1993 to August 1999, he served as Senior Vice President of marketing at Lipman Electronics Engineering Ltd. From 1979 to 1993, Mr. Angel was a senior employee of Lipman Electronics Engineering Ltd., and served as its Chief R&D Manager. From May 2008 to November 2009, Mr. Angel served as Executive Chairman of LeadCom Integrated Solutions Ltd. Since February 2008 Mr. Angel has been an External Director of Frutarom Industries Ltd. In recent years Mr. Angel is involved in personal investments and philanthropic projects.

At the Meeting, our shareholders will be asked to elect Mr. Isaac Angel for a three-year term of service as an external director of the Company, commencing on July 26, 2012, the date of expiration of Mr. Shomron's term.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect Mr. Isaac Angel as an external director of the Company for a three-year term,effective immediately.”

Vote Required

Pursuant to the Companies Law, the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not a result of ties to a controlling shareholder) are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not a result of ties to a controlling shareholder) voted against the election of the external director does not exceed two percent of the outstanding voting power in the company. The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal.  Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouse thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Companies Law, in the case of a person voting by proxy for another person, "personal interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.  If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company's General Counsel for guidance at +972-9-776-6609 or, if you hold your shares in "street name" you may also contact the representative managing your account, who could contact us on your behalf.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolution.

PROPOSAL 3 – RENEWAL OF MANAGEMENT AGREEMENT

On November 19, 2009, we entered into a management services agreement (the "Management Agreement"), with the Alpha Group.  The Alpha Group is comprised of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal (individually and via a wholly-owned company), all residents of the State of Israel, who together comprise a strong, successful and proven team of investors and senior executives in Israel. They have excelled in many of the business practices required for Israel-based IT software and services companies to achieve global leadership. This group founded, managed, grew and brought Amdocs Limited, a NYSE-listed company, from a start-up company to its position of global market leadership today, with approximately $3.2 billion of annual revenues and over 19,000 employees servering customers in more than 60 countries.

Under the Management Agreement, the Alpha Group provides management services and advises and provides assistance to our management concerning our affairs and business.  The Alpha Group is required to devote an aggregate amount of 700 hours per each 12-month period during the term of the Management Agreement, allocated among the members of the Alpha Group.

In consideration of the performance of the management services, we agreed to pay to the Alpha Group an aggregate annual management services fee in the amount of $240,000, plus value added tax pursuant to applicable law, which is allocated among the Alpha Group at their discretion. The management services fee is payable by us quarterly in arrears. We also reimburse the Alpha Group for reasonable out-of-pocket expenses incurred by them in connection with the management services.

The obligations of the members of the Alpha Group under the Management Agreement are several and not joint, to be borne by each of them according to the portion of the management services fee actually received by each such member.  The Alpha Group is subject to customary confidentiality, intellectual property and non-competition undertakings under the Management Agreement.

The Management Agreement has an initial term of five years, which is automatically renewed for additional successive one-year terms, unless terminated for any reason by any party during any renewal period, upon thirty days' advance written notice to the other party prior to expiration of the relevant renewal term. The Management Agreement, which was initially approved by the Company’s shareholders on October 19, 2009, commenced on November 19, 2009 and its initial term was scheduled to expire (subject to automatic extension periods) on November 19, 2014. However, pursuant to a recent amendment to the Companies Law, an agreement with a controlling shareholder for a period or periods exceeding a total of three years, such as the Management Agreement, may not continue for more than three consecutive years unless re-approved by the audit committee, board of directors and shareholders every three years.

Accordingly, our Audit Committee and Board of Directors have reviewed the Management Agreement and assessed the services provided to the Company’s management to date thereunder and the improvements introduced to the management by the members of the Alpha Group in various areas, including long-range strategic planning, marketing, technology, customer support, business development and human resources, and the resulting improvements in our financial performance.  Following such review and assessment, our Audit Committee and Board of Directors have approved the continuation of the Management Agreement on the same terms and conditions for up to three years from November 19, 2012, the third anniversary of the agreement. At the Meeting, the shareholders will also be asked to approve continuation of the Management Agreement for the same period.  Accordingly, if this proposal is approved at the Meeting, the original term of the Management Agreement will continue, subject to the same terms and conditions, until November 19, 2014, and will be automatically renewed for one additional one-year term, unless terminated for any reason by any party upon thirty days' advance written notice to the other party prior to expiration of the expiring term.

A copy of the Management Agreement is attached hereto as Exhibit A.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the continuation of the Management Services Agreement by and between the Company and the Alpha Group, dated as of November 19, 2009, on the same terms and conditions for up to three years from November 19, 2012.”

Vote Required

The Alpha Group is considered a "controlling shareholder" of the Company under the Companies Law.  For information about the Alpha Group's beneficial ownership of our Ordinary Shares, please see the table above entitled "Beneficial Ownership of Securities by Certain Beneficial Owners".  Therefore, approval of proposed resolution will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least a majority of the votes of shareholders voting on the matter  who do not have a personal interest in the resolution or (ii) the total number of votes against the proposed resolution of shareholders voting on the matter who do not have a personal interest in the resolution does not exceed two percent of the outstanding voting power in the Company.  For a discussion of the provisions of the Companies Law regarding personal interests, please see Proposal No. 2 above, under the caption “Vote Required.”

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company's General Counsel for guidance at +972-9-776-6609 or, if you hold your shares in "street name" you may also contact the representative managing your account, who could contact us on your behalf.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolution.

PROPOSAL 4 – APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, and upon the recommendation of the Company’s Audit Committee and Board of Directors, the shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, to continue to serve as our independent auditors until the next Annual General Meeting of Shareholders. The auditors have no relationship to us or with any of our affiliates, except as auditors.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman be appointed as the independent auditors of the Company until the Company’s next Annual General Meeting of Shareholders.”

Vote Required

Approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on the matter.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.

PROPOSAL 5 – CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2011 are included in our Annual Report on Form 20-F, which we filed with the SEC on April 5, 2012. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Sarit Sagiv Executive Vice President and Chief Financial Officer

Dated: June 21, 2012

EXHIBIT A

MANAGEMENT SERVICES AGREEMENT

THIS MANAGEMENT SERVICES AGREEMENT (this “Agreement”) is made and entered into this 19th day of November, 2009, by and between Retalix Ltd., an Israeli company (the “Company”) and the persons listed on the signature page hereto (the “Service Providers”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Agreement, the Service Providers and the Company are entering into that certain Share Purchase Agreement, providing for the purchase by the Service Providers of Ordinary Shares constituting 20% of the Company’s issued and outstanding share capital, as well as the grant of certain warrants to purchase Ordinary Shares from the Company (the “PIPE Agreement”); and

WHEREAS, the Company wishes to enter into this Agreement for the provision of management services by the Service Providers and the Service Providers agree to provide such services, all subject to the terms and conditions set forth herein, effective as of and from the closing of the PIPE Agreement (the “Closing”).

NOW THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

1.	Services.

1.1.
Management Services.  Subject to the terms and conditions set forth herein, the Service Providers shall provide or cause to be provided to the Company, such management services as set forth on Schedule I attached hereto (the “Management Services”).  The Service Providers shall devote an aggregate amount of 700 (seven hundred) hours per each 12-month period during the term of this Agreement for the performance of the Management Services. The allocation of such hours among the Service Providers shall be determined by the Service Providers in their discretion. In the event the Service Provider is a corporate entity or trust, such Service provider undertakes that the Management Services shall be performed personally by the applicable Alpha Promoter (as defined below).

1.2.
Company Facilities and Staff. The Company shall provide and/or make available to the Service Providers, at reasonable times and upon reasonable notice, such office facilities, equipment, books and records, and shall allow Service Providers to consult and discuss with Company’s management and other staff, all as shall be required by the Service Providers for rendering the Management Services hereunder.

2.	Relationship of Parties.

2.1.	The Management Services hereunder shall be performed by Service Providers as independent contractors and no employer-employee relationship will exist between the Service Providers and the Company.

2.2.
Each Service Provider hereby undertakes not to file any claim against the Company concerning employee-employer relationships between such Service Provider and the Company, and if such Service Provider will do so, or in a case that the Company shall incur any other expenses and/or liabilities and/or losses deriving from an adjudication that there is an employee-employer relationship between the Company and such Service Provider during the term of this Agreement – such Service Provider shall indemnify the Company for any such expenses and/or liabilities and/or losses in connection with such a claim, including reasonable attorneys fees (taking into account the provisions of Section 2.3, it being understood that the Company shall not be entitled to indemnity for expenses and/or liabilities and/or losses refunded pursuant to Section 2.3). In no event shall any Service Provider be liable for indemnification in excess of amounts actually received by such Service Provider as Management Fees pursuant to this Agreement.

2.3.
If, for any reason whatsoever a competent authority, including a judicial body, determines that notwithstanding the parties’ agreement as set forth in this Agreement, any Service Provider is the Company’s employee and thus entitled to the benefits of an employee, the following provisions shall apply:

2.3.1.
In lieu of the consideration that was paid to such Service Provider from the commencement of this Agreement, such Service Provider shall be deemed only to be entitled to gross consideration equal to 70% of the consideration actually paid to such Service Provider under this Agreement (the “Adjusted Consideration”) from the date of the commencement of this Agreement. To the Adjusted Consideration shall be added the “Tosefet Yoker” which has been paid in Israel from the date of the commencement of this Agreement.

2.3.2.
Such Service Provider undertake to immediately refund to the Company any amount paid under this Agreement from the commencement date of this Agreement in excess of the Adjusted Consideration (as increased by the Tosefet Yoker), and except for such amounts received by Service Provider as reimbursement of expenses under Section 0 hereof.

2.4.
Nothing contained in this Agreement should be construed to require the Service Providers or their respective affiliates to offer to the Company or any of its affiliates any business or investment opportunities, or to preclude any of them from pursuing other business or investment opportunities (without derogating from any obligation under applicable law applying to any Service Provider as a director of the Company).

3.	Payment.

3.1.
Management Fee.  The Service Providers shall be entitled to receive an annual management fee in the aggregate amount of US $240,000 (the “Management Fee”) (plus VAT, if applicable). The Management Fee shall be payable by the Company in arrears for each fiscal quarter commencing from January 1, 2010, within 10 days of the end of each fiscal quarters, except that with respect to the year 2009, the Management Fee, if any, shall be pro rated based on the actual number of days that have elapsed from the Closing Date (as defined in the PIPE Agreement) until December 31, 2009.  The Management Fee shall be paid by the Company to such bank account(s) as designated in writing by the Service Providers, in US dollars, or, at the Service Providers' election, in NIS, based on the representative US Dollar/NIS exchange rate known at the applicable date of payment, and, if applicable, upon receipt by the Company of an invoice from the Service Providers.  The allocation of the Management Fee among the Service Providers shall be as instructed by them in writing to the Company, and in the absence of instructions, as set forth in Schedule II.

3.2.
The Company shall reimburse the Service Providers for reasonable out-of-pocket expenses incurred by Service Providers in connection with the provision of the Management Services hereunder (which may include flight and lodging expenses in accordance with the Company's policy for executive officers as in effect from time to time), within ten (10) days of its receipt of the relevant documentation reflecting such expenses. For the purpose of billing the Service Providers' expenses, the Service Providers shall be required to maintain records of such expenses and invoice the Company on a periodic basis.

3.3.	The Company shall be entitled to withhold from payments hereunder any taxes due under the applicable law.

3.4.	For the avoidance of doubt, the above shall not be deemed to include or constitute remuneration or reimbursement of expenses, if any, in a Service Provider’s capacity as a director of the Company.

4.	Confidentiality, Intellectual Property Rights and Non-Competition.

4.1.
Confidentiality. Each Service Provider acknowledges that he may receive from the Company or its agents or representatives, directly or indirectly, non-public, confidential or proprietary information (including such information received by the Company from third parties on a confidentiality basis) (“Confidential Information”), and agrees that such information is confidential, and further agrees that, for so long as such information is not public, it will neither use such information for any purpose other than in connection with this Agreement and the performance of the Management Services, nor will it disseminate such information to any person, other than (i) to any affiliates, partners, shareholders, representatives and advisors of such Service Provider who have a need to know such information for purposes of performing the Management Services hereunder, or (ii) subject to applicable law, in connection with Service Provider’s periodic reports to any affiliates, partners, shareholders, representatives and advisors thereof in order to enable them to monitor and evaluate their direct and indirect investment in the Company, provided that such persons to whom the Service Provider has given access to the Company’s confidential information pursuant to (i) and (ii) above are bound by similar confidentiality obligations to those set forth herein, or (iii) as otherwise may be required by a court of competent jurisdiction or other governmental authority or under any applicable law. Confidential Information shall not include any information that (i) is or subsequently becomes publicly available without the Service Provider’s breach of its confidentiality obligations toward the Company, (ii) was known to the Service Provider prior to disclosure of such information by the Company, (iii) became known to the Service Provider from a source other than Company, other than by the breach of an obligation of confidentiality owed to the Company, or (iv) is independently developed by the Service Provider.

4.2.
Ownership of Company Work Product. The term “Company Work Product” means any information, trade secrets, inventions, mask works, ideas, processes, formulas, source and object codes, data, programs, other works of authorship, know-how, improvements, discoveries, developments, designs and techniques, information regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers, that is solely or jointly conceived, made, reduced to practice, or learned by such Service Provider directly as a result of the Management Services provided to the Company. Each Service Provider assigns to the Company all right, title and interest worldwide in and to the Company Work Product and all applicable intellectual property rights related to the Company Work Product.

4.3.
Non-Compete Undertaking. During the term of this Agreement and for a period of twelve (12) months thereafter, each Service Provider hereby agrees not to, and not to cause affiliates controlled by him to, directly or indirectly, engage, promote, establish, market, become or be financially interested in, consult with or for, or associate in a business relationship with, or in any manner become involved, in any other person, business (or any component thereof), occupation, work, operation or any other activity, anywhere in the world, which engages or intends to engage in the developing, producing, offering, distributing, licensing, selling or supporting of products or services that directly competes with the business (or any component thereof), products and services of the Company and any of its affiliates, as currently conducted and as conducted by the Company from time to time until the termination of this Agreement (the “Company’s Field”) and provided that the Company’s Field represents a principal activity of such business, occupation, work, operation or any other activity. Each Service Provider acknowledges that the consideration under this Agreement is paid in consideration, in part, for the obligations and undertakings under this Section 0 and that in light of the nature of the transactions contemplated hereunder, the covenants under this Section 0 are reasonable and fair under the circumstances.

  The undertaking under this Section 0 shall exclude:

4.3.1.
holding any securities or having any other interest in any person, where the activity of such person is to make, select, hold or manage investments, using funds provided by multiple investors (such as investment funds, investment managers, and other similar vehicles), in businesses, even if the businesses in which such person invests are in the Company’s Field (provided that the Service Provider or its affiliates are not involved in the management or decision making of such person or in the businesses in which such person invests);

4.3.2.
acquiring or holding up to 25% of the voting rights of any business, company or group which is engaged or interested in the Company’s Field, if the Company’s Field does not represent a principal activity of such business, company or group (for purposes of this Section 4, a "principal" activity shall be an activity that is responsible for over 15% percent of the aggregate annual turnover of such business, company or group); and

4.3.3.
holding of securities which constitute less than 5% of the share capital of any business in the Company’s Field which securities are registered for trading on a stock exchange or an automated quotation system.

5.	Term.

5.1.
Initial Term.  This Agreement shall become effective as of and subject to the Closing and shall continue for an initial term of five (5) years thereafter (the “Initial Term”), unless earlier terminated in accordance with its terms.

5.2.	Termination.

5.2.1.	The Service Providers may terminate this Agreement, for any reason, at any time after the second anniversary of the Closing, upon 30-days' prior written notice to the Company.

5.2.2.
The Company shall be entitled to terminate this Agreement with respect to any Service Provider (i) upon the occurrence of a Change in Control (as defined below) of the Company occurring after the second anniversary of the Closing upon a 30-days prior written notice to the Service Providers, (ii) upon (a) conviction of a criminal felony which the Audit Committee of the Board of Directors reasonably believes had or will have a material detrimental effect on the Company's reputation or business, (b) a breach of trust or (c) causing grave injury to the Company; by such Service Provider, in each case, as determined by the Company’s Audit Committee of the Board of Directors after giving such Service Provider an opportunity to appear before such committee and present his case, and/or (iii) upon 30-days’ prior written notice to the Service Provider, in the event of continued material breach of such Service Provider’s undertakings as set forth in this Agreement after there has been delivered to such Service Provide a written demand for performance from the Company describing the alleged breach and a reasonable cure period has passed, and/or (v) if all of the Service Providers are for any reason unable to provide the Management Services pursuant to this Agreement. For purposes of this Section 5.1, "Change in Control" shall mean (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than the Service Providers, Ronex Holdings, Limited Partnership or their respective affiliates and Permitted Transferees, who becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; or (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; or (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

5.2.3.
Renewal.  This Agreement shall automatically be renewed at the end of the Initial Term for additional successive terms of one (1) year each at a time thereafter, unless terminated, for any reason, by any party, by thirty (30) days advance written notice to the other party prior to the expiration of the Initial Term or any renewal term thereof (and subject to the termination provisions under Section 5.2.2 above).

5.3.
Effect of Termination. Upon termination of this Agreement, the Service Providers shall be entitled to such Management Fee and other payments incurred by it up to the date of such termination. In the event of termination of this Agreement, there shall be no liability or obligation on the part of any Service Provider or the Company, or their respective affiliates, officers, directors, employees, agents, representatives and permitted successors and assigns, except that the provisions of Section 0 and this Section 0 shall remain in full force and effect and survive any termination of this Agreement and except to the extent that such termination results from a breach of this Agreement.

6.	Miscellaneous.

6.1.
Entire Agreement. This Agreement and the exhibits and schedules attached hereto, constitute the full and entire understanding and agreement between the parties with respect to the subject matters hereof and thereof, and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they relate in any way to the subject matter hereof.

6.2.
Amendment; Waiver. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and a majority of the Service Providers. Any amendment or waiver effected in accordance with this Section shall be binding upon all parties of this Agreement and their respective successors and assignees.

6.3.
Personal Service Agreement; Several Agreement. Notwithstanding anything in this Agreement to the contrary, the Service Providers hereby acknowledge that this Agreement is a personal services agreement and the Management Services provided hereunder cannot be performed but for by Boaz Dotan, Eli Gelman, Nechemia Lemelbaum, Avinoam Naor and/or Mario Segal (the “Alpha Promoters”). Subject to the above, and other than the undertaking pursuant to Section 0 (which shall be joint and not several), any and all obligations, liabilities, indemnities and undertakings by the Services Providers hereunder shall be several and not joint, to be borne by each of them according to the portion of the Management Fee actually received by each such Service Provider.

6.4.
Assignment.  Neither this Agreement, nor any rights, interests or obligations under this Agreement may be assigned or transferred, in whole or in part, by operation of law or otherwise by any party hereto, without the prior consent in writing of each the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that, subject to Section0, any Service Provider shall be entitled to assign the rights, interests and obligations hereunder (or any part thereof) to any of Permitted Transferee (as defined below). Subject to the foregoing, this Agreement shall inure to the benefit of, and be binding upon, and be enforceable by, the parties hereto and their respective successors, assigns, heirs, executors, and administrators. “Permitted Transferee” shall mean: (a) the controlling holder of any Service Provider (in case of a corporate entity) or the beneficiary (in case of trust) (b) any affiliate of any Service Provider or the persons indicated in (a) above; (c) as to a trust, the beneficiary or beneficiaries of such trust; provided that, in each case, the Permitted Transferee has agreed in writing to assume and be bound by the Service Provider’s obligations hereunder as if it were an original party hereto. For the purpose of this Section “affiliate(s)” of any person shall mean another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person; and “control” (and words of similar import) shall mean ownership (direct or indirect) of more than 50% of the shares of the subject person entitled to vote in the election of directors (or, in the case of a person that is not a corporation, for the election of the corresponding managing authority).

6.5.
Notices. All notices and other communications hereunder shall be in writing and shall be shall be emailed, faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

6.5.1.	if to the Service Providers, to:

Mr. Avinoam Naor
Hashikma 1, Savyon 56518, Israel
Telephone No.:      (972)-(3)-7371111
Facsimile No.:         (972)-(3)-7371110
Email:                      avin@naorf.com

Mr. Eli Gelman
13 Yoav Street, Tel Aviv 69938, Israel
Telephone No.:      (972)-(3)-6352724
Email:                      gelmaneli@gmail.com

with a mandatory copy to (which shall not constitute notice):

Meitar Liquornik Geva & Leshem Brandwein
16 Abba Hillel Road Ramat Gan 52506, Israel
Attention:              Dan Geva, Advocate
                         Shira Azran, Advocate
Telephone No.:      (972)-(3)-610-3100
Facsimile No.:         (972)-(3)-6103-111
Email:                      dan@meitar.com
                          sazran@meitar.com

6.5.2.	if to Company, to:

Retalix Ltd.
10 Zarhin Street, P.O. Box 2282, Ra'anana 43000, Israel
Attention:                   Chief Financial Officer
Telephone No.:          (972)-(9)-7766677
Facsimile No.:             (972)-(9)-744-4756
Email:                          hugo.goldman@retalix.com

Any notice sent in accordance with this Section 0 shall be effective (i) if mailed, seven (7) business days after mailing, (ii) if by airmail two (2) business days after delivery to the courier service, (iii) if sent by messenger, upon delivery, and (iii) if sent via email or facsimile, upon transmission and electronic confirmation of receipt (or recipient’s electronic “read receipt” in case of email) or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (or recipient’s electronic “read receipt” in case of email (provided, however, that any notice of change of address shall only be valid upon receipt).  Mr. Gelman and Mr. Avinoam Naor are hereby designated as the representatives of all the Service Providers for the receipt of notices under this Agreement, until such time as a majority of the Service Providers shall otherwise notify the Company.

6.6.
Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any competent court located in Tel-Aviv-Jaffa, Israel in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Israel for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such processes.

6.7.
Interpretation.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”.  The words “herein,” “hereof,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “affiliate(s)” (and words of similar import) shall mean as set forth in Rule 405 promulgated under the Securities Act of 1933, as amended, and with respect to any natural person, also, (i) grandparents, parents, siblings, lineal descendant of such person or their spouse (including step and adopted children), and any spouse of such person or any of the foregoing, (ii) any trust established for the benefit of such natural person or any affiliate of such natural person, or (iii) any executor or administrator of the estate of such natural person. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.8.
Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

6.9.
Other Remedies.  Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

6.10.
Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall be considered one and the same agreement, it being understood that all parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile transmission or by electronic delivery in .pdf format or the like shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

-Signature Page Follows-

IN WITNESS WHEREOF, the parties hereto have caused this Management Services Agreement to be duly executed as of the date first written above.

Company: Retalix ltd. By: Name: Title:

IN WITNESS WHEREOF, the parties hereto have caused this Management Services Agreement to be duly executed as of the date first written above.

Service Providers:

Name: Avinoam Naor
By: Avinoam Naor

Name: Boaz Dotan
By: Boaz Dotan

Name: Nehemia Lemelbaum
By: Nehemia Lemelbaum

Name: Eli Gelman
By: Eli Gelman

Name: Mario Segal and M.R.S.G. (1999) Ltd.
By: Mario Segal

SCHEDULE I

MANAGEMENT SERVICES

The Management Services to be provided by the Service Providers hereunder shall be comprised of the following services, as may be required from time to time:

1.
general executive management services, including in the capacity of director(s) and/or chairman of the Board of Directors position, but excluding any officer, senior management or similar employee like roles;

2.	advice and assistance concerning long range strategic planning and tactical planning of the Company;

3.	advice and assistance concerning the preparation of budgets, forecasts, capital expenditures plans, disposal plans, and refinancing and recapitalization plans;

4.
advice and assistance concerning strategy, tactics and approach in the negotiation of material supply and procurement contracts, material financings, material merger and acquisition agreements, and material disposal agreements; and

5.	advice and assistance in executive compensation planning and stock option and executive incentive planning, if any.